U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMI-ANNUAL PERIOD ENDED: June 30, 2020

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

8731	81-4586116
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Semi-annual Report on Form 1-SA of Biolife4D Corporation., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Biolife4D Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of the Offering Circular dated July 20, 2020 and our 1-K filed on May 15, 2020. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular date July 20, 2020.

BUSINESS

BioLife4D Corporation (the “Company”) was formed as BioGen3D Corporation on November 14, 2016 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company is endeavoring to 3D bio-print a heart for transplants. On June 5, 2017, the Company filed a Certificate of Amendment to the Certificate of Incorporation and changed the Company’s name to BioLife4D Corporation.

Results of Operations

The period of January 1, 2020 to June 30, 2020

Revenue. Total revenue for the period from January 1, 2020 to June 30, 2020 was $0. The Company continues to be in the start-up phase.

Operating Expenses. Operating expenses for the period from January 1, 2020 to June 30, 2020 were $750,528. Operating expenses for the period were comprised of insurance costs, legal and professional fees (including accounting costs), office supplies, payroll, and overall operating expenses such as utilities and travel.

Net Loss. Net loss for the period from January 1, 2020 to June 30, 2020 was $793,242. Interest income was $4,966.

Results of Operations

The year ended December 31, 2019

Revenue. Total revenue for the years ended December 31, 2019 was $0. The Company continues to be in the start-up phase.

Operating Expenses. Operating expenses for the year ended December 31, 2019 were $1,504,757. Operating expenses for the period were comprised of insurance costs, legal and professional fees (including accounting costs), marketing costs, office supplies, and overall operating expenses such as utilities and travel. During the year of 2019, the Company was able to raise capital and begin building of the lab and implementing its business plan.

Net Loss. Net loss for the year ended December 31, 2019 was ($1,569,796) which included interest expense of ($68,517) and interest income of $6,413.

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Liquidity and Capital Resources

The Company had net cash of $1,337,468 at December 31, 2019 and net cash of $963,318 as of June 30, 2020. At December 31, 2019, we raised a total of $3,572,235 from investors through our Regulation A Offering and $3,713,797 as of June 30, 2020.

For the six months ended June 30, 2020, we used $729,221 of cash to cover the operating expenses. Capital needs were met by the investments made by our shareholders in the form of equity, $141,561, and Paycheck Protection Program, $222,400. There was interest income of $4,966 for the same period. The Company used $8,890 to purchase equipment.

During 2019, we used $1,605,972 of cash to cover the operating expenses. Capital needs were met by the investments made by our shareholders in the form of equity, $1,611,233, and notes, $475,000. There was interest income of $6,413 for the same period. The Company used $15,483 to purchase equipment.

The Company currently has $21,481 in accounts payable, $17,209 in credit cards payables, $222,500 in Paycheck Protection Loan, $1,500,000 in Liability for Shares to be Issued, and $17,207 in accrued expenses; $850,000 in shareholder notes and $139,265 in interest payable.

Related Party Transactions.

As of June 30, 2018, the Company has recorded long-term loans payable (“Shareholder Notes”) from Mr. Morris, our CEO, Franklin Pierce, Jeff Hecthman, Franklin Pierce, and Marvin Somlo for purposes of funding the Company for expenses associated with seeking the securities registration exemption and for other operating expenses.

As of June 30, 2020 all Shareholder Notes have been repaid with the exception of The Steven Morris Trust which was owed $250,000 plus interest.

During the period from January 1, 2017 and December 31, 2018, the Company issued long-term loans payable (“Shareholder Notes”) to Mr. Morris and associates of the Company and relatives of Mr. Morris in excess of $600,000. The terms of these notes provide that the principal amounts are subject to 6 percent interest per annum. Additionally, the holders of these long-term loans payable were also granted a cumulative amount of 200,000 shares of voting common stock and 60,000 shares of Class A common stock. The terms of the long-term loans payable are largely similar among all of the holders except for which holders received voting and Class A stock and how many shares were received by the holders of the Shareholder Notes.

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Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest.

During 2018, the Company satisfied $225,000 of convertible notes through by settling the notes for cash at their face value. Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest. As of December 31, 2019 and 2018, the Company has accrued approximately $94,503 and 36,004 of interest payable to the Shareholder Note holders, respectively.

Trend Information

Because we are still in the startup phase and have only recently launched the Company, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in the Offering to not be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in the Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue during 2019 or for the period ended June 30, 2020.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. On August 28, 2020, a group of note holders totalling $600,000, filed a lawsuit naming the Company as a defendant alleging breach of contract in Cook County, IL. The file number is 2020L006166. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Unaudited Financial Statements

Six-month Period from January 1, 2020 to June 30, 2020 and the

Year Ended January 1, 2019 through December 31, 2019

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Financial Statements

Biolife4D Corporation

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 Biolife4D Corporation

Balance Sheet

As of December 31, 2019 (audited) and June 30, 2020 (unaudited)

See Notes to the Financial Statements

ASSETS

	At December 31, 2019	At June 30, 2020
ASSETS
Current Assets
Cash & Cash Equivalents	1,337,468	963,318
Other Current Assets	25,540	1,531,019
Total Current Assets	1,363,008	2,494,337

Non-current Assets
Equipment, net of accumulated depreciation	12,548	18,521
Security Deposit	1,400	1,400

TOTAL ASSETS	1,376,956	2,514,258

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current Liabilities
Accounts Payable	1,200	21,481
Credit Cards	0	17,209
PPP Loan	0	222,400
Liability For Shares to be Issued	0	1,500,000
Accrued Expenses	32,877	17,207
Total Current Liabilities	34,077	1,778,297

Non-current Liabilities
Interest Payable	94,503	139,265
Shareholder Notes	850,000	850,000
TOTAL LIABILITIES	978,580	2,767,562

SHAREHOLDER EQUITY
Voting Common Stock ($0.00001 par; 11,000,000 shares authorized; 10,200,000 shares and 10,200,000 issued, respectively)	102	102
Non-voting Common Stock ($0.00001 par; 6,000,000 shares authorized; and 423,492 and 468,295 shares issued, respectively)	4	4
Additional Paid-in Capital	3,572,130	3,713,691
Retained Deficit	(3,173,860)	(3,967,101)

TOTAL SHAREHOLDER EQUITY	398,376	(253,304)
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	1,376,956	2,514,258

The accompanying Notes are an important and integral part of the financial statements

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Biolife4D Corporation

Income Statement

For the period January 1, 2019 through December 31, 2019 (audited)

And for the period January 1, 2020 through June 30, 2020 (unaudited)

	December 31, 2019	Six months ended June 30, 2020
Revenues, net of Allowances and Returns	0	0
Less: Cost of Revenues	0	0

Total Gross Profit	0	0

Selling, General and Administrative	1,286,264	653,743
Advertising and Marketing	116,304	37,372
Professional Fees	102,189	59,413

Total Income from Operations	(1,504,757)	(750,528)

Depreciation	(2,935)	(2,917)
Interest Income	6,413	4,966
Interest Expense	(68,517)	(44,762)

Total Income before Taxes	(1,569,796)	(793,242)

Provision/(Benefit) for Income Taxes	0	0

NET INCOME	(1,569,796)	(793,242)

The accompanying Notes are an important and integral part of the financial statements

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Biolife4D Corporation

Statement of Changes in Shareholders’ Equity

From January 1, 2018 to June 30, 2020

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in	Accumulated Earnings/
	# of Shares	$ Amount	# of Shares	$ Amount	Capital	(Deficit)	Total
Balance at January 1, 2018	10,200,000	102	88,500	1	(103)	(293,540)	(293,540)
Issuance of Common Stock			210,898	2	1,986,000		1,986,002
Charge of Deferred Offering Costs					(25,000)		(25,000)
2018 Net Income						(1,310,524)	(1,310,523)
Balance at December 31, 2018	10,200,000	102	299,398	3	1,960,898	(1,604,064)	356,939
Issuance of Common Stock			124,094	1	1,611,233		1,611,234
2019 Net Income						(1,569,796)	(1,569,796)
Balance at December 31, 2019	10,200,000	102	423,492	4	3,572,130	(3,173,860)	398,376
Issuance of Non-Voting Common Stock ($0.00001 par)			44,803	0	141,561		141,561
Net Income as of June 30, 2020						(793,242)	(793,242)
Balance at June 30, 2020	10,200,000	102	468,295	4	3,713,691	(3,967,101)	(253,304)

The accompanying Notes are an important and integral part of the financial statements

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Biolife4D Corporation

Statement of Cash Flows

For the period January 1, 2019 through December 31, 2019

And for the period January 1, 2020 through June 30, 2020

	For the year ended December 31, 2019	For six months ended June 30, 2020
CASH FLOWS FROM OPERATIONS
Net Income	(1,569,796)	(793,242)
Add: Depreciation	2,935	2,917
(Increase) Decrease in Other Current Assets	(25,540)	(1,505,479)
Increase (Decrease) in Accounts Payable	(32,374)	21,482
Increase (Decrease) in Credit Cards	0	16,008
Increase (Decrease) in Accrued Expenses	(39,696)	(15,669)
Increase (Decrease in Liability for Shares to be Issued	0	1,500,000
Increase (Decrease) in Interest Payable	58,499	44,762

TOTAL CASH FLOWS FROM OPERATIONS	(1,605,972)	(729,221)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Equipment	(15,483)	(8,890)

TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	(15,483)	(8,890)

CASH FLOWS FROM SHAREHOLDERS’ FINANCING ACTIVITIES
Proceeds/(Pay-off) Paycheck Protection Program Loan		222,400
Proceeds/(Pay-off) Shareholder Notes	475,000	0
Net Proceeds from Share Issuance	1,611,233	141,561

CASH FLOWS FROM SHAREHOLDERS’ FINANCING ACTIVITIES	2,086,233	363,961

NET CHANGE IN CASH POSITION	464,778	(374,150)

Cash, beginning of year	872,690	1,337,468
Cash, end of year	1,337,468	963,318

The accompanying Notes are an important and integral part of the financial statements

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Biolife4D Corporation

Notes and Additional Disclosures to the Financial Statements

As of December 31, 2019 and June 30, 2020 (unaudited)

Note 1 – Summary of Significant Accounting Policies and Corporate Structure

(a) Summary – Biolife4D Corporation (the “Company”) is an early-stage investment corporation established by the executive officer and principal shareholder, Steven Morris, to develop critical life-saving technology. The Company was formed under the name of BioGen3D Corporation on November 14, 2016 and changed its name to Biolife4D Corporation on June 5, 2017. The Company is headquartered in Chicago, Illinois.

The Company begun its operations on a limited basis as it is still progressing through the regulatory and capital raising stage. It has not yet made any capital investments other than the purchase of a 3D printer in 2019.

Once the Company has raised sufficient capital, it plans to develop the technology to bio-print a human heart for transplantation.

The Company has been qualified as an issuer of securities under Regulation A by the US Securities and Exchange Commission.

(b) Methods of Accounting and Basis for Presentation – The Company prepares the financial statements in accordance with US generally accepted accounting principles which includes usage of the accrual method of accounting to match expenses with the period in which they are associated with revenue.

The accounting and reporting policies of the Company also conform to Article 8 of Regulation S-X of the regulations promulgated by the U.S. Securities and Exchange Commission.

The Company has elected to adopt early application of the Accounting Standards Update No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements.” The Company does not present or disclose certain items otherwise required under Topic 915.

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(c) Estimates – The Company prepares the financial statements in accordance with US generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs as of the date of the financial statements. Actual results are reconciled with these estimates as they occur but they may differ from initial reporting.

(d) Comparative Financial Statements – Under US generally accepted accounting principles and applicable presentation standards, financial statements are presented in a comparative fashion with prior periods. Years presented herein comply with the disclosure requirements under Title IV of the JOBS Act.

(e) Revenue Recognition – The Company recognizes revenue and costs in accordance with US generally accepted accounting principles.

In May 2014, the Financial Accounting Statements Board (“FASB”) issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for-profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

(f) Cash and Cash Equivalents – As of the reporting period, the Company’s cash deposits are held in an FDIC-insured financial institution. As of December 31, 2019 and June 30, 2020, the Company held cash balances of $1,337,468 and $963,318, respectively. While the balance of cash held exceeds the amount insured under FDIC policies, the Company does not believe that to be a substantial risk.

(g) Accounts or Investments Receivable – As of the December 31, 2019 reporting period, the Company did not have any account receivable or investor capital commitments receivable except that the Company is owed $12,000 of receivables from a shareholder as of December 31, 2019. As of June 30, 2020, the Company has a shareholder receivable of $1,500,000.

(h) Fair Value of Financial Instruments - The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management.  As of the balance sheet date, there were no financial instruments outstanding requiring fair value disclosure.

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(i) Common Equity – The Company has authorized 11,000,000 shares of voting, $0.00001 par value common stock and an additional 6,000,000 of non-voting, $0.00001 par value common stock.  As of December 31, 2019 and December 31, 2018, Mr. Morris beneficially owned 85.68 percent and 86.47 percent, respectively, of the voting common shares.

(j) Deferred Offering Costs - The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to shareholders’ equity or expensed. The Company had spent approximately $25,000 on legal and issuing costs that have been properly capitalized until the share offering. During 2018, the balance of deferred offering costs was charged against shareholders’ equity.

(k) Start-Up Costs - In accordance with ASC 720, costs related to start-up activities, including organizational costs, are expensed in the period incurred.

(l) Income Taxes – The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated. Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets. At December 31, 2019 and December 31, 2018, the Company has a combined federal net operating loss (“NOL”) carryforwards. Due to the uncertainty of the Company’s ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward. The NOL carryforwards will begin to expire in 2036.

At this time, no activity of the Company requires a provision for state income tax.

The Company has filed all of its US federal and state tax returns in a timely fashion and those tax positions remain open for examination by the taxing authorities until the NOL carryforwards have been used.

The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2020, the unrecognized tax benefits accrual was zero.

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Note 2 – Share-Based Expenses

ASC 718 “Compensation – Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The company has issued 60,000 options for non-voting, $0.00001 par value per share common stock to certain non-employees and directors. All issuance of stock options were considered to be of nominal value through June 30, 2020.

Note 3 – Shareholder Notes

As of December 31, 2017, the Company has recorded loans payable from Mr. Morris, an executive, of $5,163 for purposes of funding the Company for expenses associated with seeking the securities registration exemption described above. During 2018, this liability has been satisfied.

During the period from January 1, 2017 and December 31, 2017, the Company issued additional long-term loans payable (“Shareholder Notes”) to Mr. Morris and others of $600,000. The terms of these notes provide that the principal amounts are subject to 6 percent interest per annum. Additionally, the holders of these long-term loans payable were also granted a cumulative amount of 200,000 shares of voting common stock and 60,000 shares of non-voting common stock. The terms of the long-term loans payable are largely similar among all of the holders except for which holders received voting and non-voting stock and how many shares were received by the holders of the Shareholder Notes.

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During 2018, the Company satisfied $225,000 of convertible notes through by settling the notes for cash at their face value.

Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest. As of December 31, 2019, the Company has accrued approximately $94,503 of interest payable to the Shareholder Noteholders. As of June 30, 2020, the Company has accrued approximately $139,265 of interest payable to the Shareholder Noteholders

In accordance with ASC 480-10-25-15, the 200,000 voting common shares and 60,000 non-voting common shares are accounted for separately from Shareholder Notes as they are freestanding from the Shareholder Note. Accordingly, the proceeds of the Shareholder Note are recorded as the proceeds from the issuance of a long-term liability while the freestanding shares issued are recorded as equity received in a non-cash transaction.

Note 4 – Line of Credit and Other Liabilities

The Company has not borrowed from any creditor other than the Shareholder Loans described above.

Note 5 – Related Party Transactions

The investment documents and Company governance allow for related party transactions.

As of the reporting date, the primary material related party transactions entered into by the Company is that of the Shareholder Notes, discussed in Note 3 – Shareholder Notes, above.

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Note 6 – Commitments and Contingencies

Litigation

The Company is not currently involved in or under threat of litigation.

Leases

The Company entered into a -month-to-month lease for office space during 2018. The lease commitment is for $2,100 per month.

The Company has also entered into a month-to-month lease for office space in Houston, TX. The rate for the lease is $4,000 per month.

Note 7 – Common Equity

The Company has authorized 11,000,000 shares of voting, $0.00001 par value common stock and an additional 6,000,000 of non-voting, $0.00001 par value common stock. As of December 31, 2019 the Company had 10,200,000 voting shares issued and outstanding . As of June 30, 2020, the Company had 10,200,000 voting shares outstanding and 468,295 non-voting shares outstanding.

Note 8 – Going Concern

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from outside investors sufficient to execute upon the Company’s planned technological development and commercial activities. No assurance can be given that the Company will be able to successfully raise capital or continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 9 – Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through September 29, 2020 including adoption or implementation of any required accounting standard updates.

On August 28, 2020, a group of note holders totalling $600,000, filed a lawsuit naming the Company as a defendant alleging breach of contract in Cook County, IL. The file number is 2020L006166.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLife4D Corporation,

/s/ Steven Morris

By: Steven Morris

Chief Executive Officer and Director

October 1, 2020

/s/ James Hechtman

By: James Hechtman

Chief Financial Officer, Chief Accounting Officer

October 1, 2020

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